Decarbonization Plus Acquisition Corporation III

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

October 13, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:     Decarbonization Plus Acquisition Corporation III

 Amended Registration Statement on Form S-4

 Filed September 20, 2021

 File No. 333-258681

Ladies and Gentlemen:

Set forth below are the responses of Decarbonization Plus Acquisition Corporation III (the “Company,” “DCRC,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 8, 2021, with respect to the Company’s Amendment No. 1 to the registration statement on Form S-4, File No. 333-258681, filed with the Commission on September 20, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The responses include information from Solid Power, Inc. (“Solid Power”) in response to certain of the comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to Amendment No. 2, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 2.

Form S-4/A filed September 20, 2021

General

1.

We note that the parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise to have counsel clearly opine on the material tax consequences of the Merger, particularly whether the Merger will qualify as a tax-free reorganization under Section 368(a). Please revise your disclosure to clearly identify and articulate the opinions being rendered as to the material federal tax consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a “will” opinion. Refer to Staff Legal Bulletin No. 19. Please update your risk factor and Q&A section.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 14-15, 134-135 and 142-143 of Amendment No. 2.

Q: What interests do the current officers and directors have in the business combination?, page 10

2.	We note that you intend to provide market prices for your securities, please provide this information as of the most recent practicable date in your next amendment.

Securities and Exchange Commission

October 13, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 10-12, 26-28, 65-66 and 128-130 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 85

3.

We reviewed your response to prior comment 12. We note you state on pages 90 and 91 that amounts are presented in thousands, except share and per share data; however, it appears the weighted average shares outstanding for each period presented, basic and diluted, are also presented in thousands. Please clarify or revise your disclosures accordingly. In addition, please clarify or revise your disclosures on page 98 to indicate the weighted average shares outstanding, basic and diluted, are presented in thousands.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 90, 91 and 98 of Amendment No. 2.

Background of the Business Combination, page 114

4.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, minimum cash condition, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 117-119 of Amendment No. 2.

5.	Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 116 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Solid Power

Overview, page 164

6.	In regard to the Series B preferred stock issuance during May 2021, please address the following:

•

Quantify and discuss the estimated fair value of the company, implied as of the preferred stock issuance date, and quantify and address the facts and circumstances that resulted in increases in the estimated fair value of the company, implied by the carrying values of the preferred stock as of June 30, 2021 and implied by the proposed merger transaction.

•

Based on the exchange ratio and including the warrants, quantify the estimated fair value of the consideration the Series B preferred shareholders will receive as a result of the proposed merger transaction as compared to the amount they paid to acquire the Series B preferred shares.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on page 167 of Amendment No. 2.

Results of Operations, page 167

7.

You include discussions of other income (expense) on pages 168 and 170. Please revise your disclosure to clearly indicate you had other expense, instead of other income, for the three and six months ended June 30, 2021.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 172 and 173 of Amendment No. 2.

Securities and Exchange Commission

October 13, 2021

Liquidity and Capital Resources, page 172

8.

We have reviewed your response to prior comment 20. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 175 and 176 of Amendment No. 2.

Critical Accounting Policies and Estimates

Stock-Based Compensation and Common Stock Valuation, page 174

9.

We have reviewed your response to prior comment 22. We note that the estimated fair value of your common stock per share was $15.96, $0.84 and $0.84 as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively. As we previously requested, please further enhance your disclosure to address the material increase in the estimated fair value of your common stock of $0.84 as of December 31, 2020 and $15.96 as of June 30, 2021.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 179 and 181 of Amendment No. 2.

Mezzanine Equity, page 175

10.

We have reviewed your response to prior comment 23. We note that the estimated fair value of your Series A-1 preferred stock was $17.78, $7.58 and $2.02 as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively. As we previously requested, please further enhance your disclosure to address the material increase in the estimated fair value of your Series A-1 preferred stock of $2.02 as of December 31, 2019 to $17.78 as of June 30, 2021. Please also enhance your disclosure to address the material increase in the estimated fair value of your Series B preferred stock from the issuance date to June 30, 2021. In addition, since it appears that shares of the Series A-1 and Series B preferred stock will both be converted into common stock on a one for one basis prior to the proposed merger transaction, explain the reason for the difference between the per share carrying values of each series of preferred stock as of June 30, 2021. Also, explain the differences between those carrying values relative to the fair value implied by the current merger transaction, adjusted for the proposed exchange ratio.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 179 and 180 of Amendment No. 2.

Partnerships, page 188

11.

We note your response to comment 27, and reissue our comment. We note that you have entered into a number of agreements with BMW Group and Ford Motor Company. Please elaborate on all the material terms related to such agreements. Your disclosure that the JDAs do not contain provisions with respect to licensing appears inconsistent with your disclosure on page 41. Please advise or revise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 41 and 192-193 of Amendment No. 2.

Financial Statements – Solid Power

Note 9 – Mezzanine Equity, page F-61

12.	Please address the following:

Securities and Exchange Commission

October 13, 2021

•	Disclose the terms of the warrants issued with the Series B preferred stock and explain how you determined the appropriate accounting for the warrants.

•

In conjunction with the Series B preferred stock issuance, we note you expanded Joint Development Agreements with Series B preferred shareholders. Based on the proposed exchange ratio and including the warrants, we also note the significant difference between the estimated fair value of the consideration the Series B preferred shareholders will receive as a result of the proposed merger transaction relative to the amount they paid to acquire the shares. More fully explain the terns of, and the facts and circumstances related to, the Series B issuance and the expanded Joint Development Agreements. Specifically address if and how related amounts have been or will be allocated to these agreements.

RESPONSE: With respect to bullet number 1, the Company respectfully advises the Staff that it has revised the disclosure accordingly on pages F-61 and F-63 of Amendment No. 2 to include further discussion about the warrants issued with Series B preferred stock.

With respect to bullet number 2, the Company respectfully advises the staff that prior to the closing of the Series B Financing, the Company conducted collaborative research under joint development agreements (“JDAs”) with Ford, a holder of Series A-1 Preferred Stock, and BMW. In connection with the Series B Financing, the Company entered into amendments to the JDAs with each of Ford and BMW to continue collaborative research efforts similar to that which was conducted prior to the Series B Financing. Neither of the amended JDAs are revenue-producing contracts. All value was allocated to the Series B Preferred Stock reflecting the absence of measurable financial benefits of the JDAs. Accordingly, the Company has not allocated and does not plan to allocate value to the JDAs.

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

DECARBONIZATION PLUS ACQUISITION CORPORATION III

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer & Secretary

Enclosures

cc:     E. Ramey Layne, Vinson & Elkins L.L.P.

Douglas Campbell, Solid Power, Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.

Mark B. Bandler, Wilson Sonsini Goodrich & Rosati, P.C.